HAHN CAPITAL MANAGEMENT, LLC

Employee Code of Ethics and Professional Responsibilities

Code of Ethics Statement:

Hahn Capital Management, LLC (‘HCM”) is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940. HCM is dedicated to providing effective and proper professional investment management services to a wide variety of institutional and individual advisory clients.

HCM’s reputation is a reflection of the quality of our officers, managers and employees and their dedication to excellence in serving our clients. To ensure these qualities and dedication to excellence, our officers, managers and employees must possess the requisite qualifications of personal character, integrity, professionalism, experience, intelligence, and judgment necessary to effectively serve as investment management professionals.

All officers, managers and employees are expected to demonstrate the highest standards of moral and ethical conduct. Officers, managers and employees may not use their position, or the knowledge gained there from, to create a conflict between their personal interest and the interest of any HCM client. The general principals involved are stated in the following quote from the Securities and Exchange Commission:

“An investment advisor is a fiduciary. As such he owes his clients undivided loyalty, should not engage in any activity in conflict with the interest of any client, and should take the steps reasonably necessary to fulfill his fiduciary obligation. Thus, an investment advisor must not only refrain from effecting, on his own behalf, securities transaction which is inconsistent with his fiduciary obligation; he should also be reasonably certain that persons associated with him are not improperly utilizing the information which they obtain in the conduct of the investment advisory business in such manner as to adversely affect the interest of clients or limit advisor’s ability to fulfill his fiduciary obligations.”

Prohibited Acts:

All officers, managers and employees shall not in engage in the following acts:

1.	Employing any device, scheme or artifice to defraud;

2.	Making any untrue statement of a material fact;

3.	Omitting to state a material fact necessary in order to make a statement, in light of the circumstances under which it is made, not misleading;

4.	Engaging in any fraudulent or deceitful act, practice or course of business; or,

5.	Engaging in any manipulative practices.

Outside Business Activity and Employment:

Involvement by any officer, manager or employee in any outside employment or business activity, including Board participation, that is in direct conflict with the essential enterprise-related interests of the Company and where such outside employment or business activity would actually constitute a material and substantial disruption to the Company’s operation, or divert the individual’s time and attention away from his/her company responsibilities, is prohibited. Employees wishing to engage in outside employment or business activity must inform and receive approval from their immediate supervisor and the President.

Created on 10/31/05

Updated on 02/10/2016

Favoritism & Gifts:

All officers, managers and employees may not seek or accept gifts, favors, preferential treatment, or valuable consideration of any kind offered from broker-dealers or other companies or persons involved in the securities industry because of their association with HCM in excess of $100.00. Any gift(s) received in excess value of $100 from any client(s), broker-dealers or other companies or persons involved in the securities industry must be reported and approved in writing by the Chief Compliance Officer or designated Supervisor. Gifts of cash may never be accepted or disbursed at any time. In addition, officers, managers and employees may attend business meals, sporting events and other entertainment events at the expense of a giver, as long as the expense is reasonable and the giver(s) and the officer(s), manager(s) and/or employee(s) are both present.

All officers, managers and employees are discouraged from disbursing individual gifts to clients, broker-dealers or to other companies and individuals in the securities industry.

HCM prohibits making political contributions to avoid conflicts of interest with play-to-pay rules.

In isolated cases that HCM deems disbursing gifts is appropriate, all gifts to client(s) or client(s) charitable organization of choice, broker-dealers, other companies and individuals in the securities industry should be pre-approved in writing by the Chief Compliance Officer or designate and may not exceed a total value of $500 for each gift and will be made in the name of HCM.

Release of Information:

All officers, managers and employees may not release information (except to those concerned with the transactions) as to any portfolio changes proposed or in process, except:

1.	Upon the completion of such changes; or,

2.	When the disclosure results from the publications of a prospectus; or,

3.	In conjunction with a regular report to shareholders or to government authority resulting in such information becoming public knowledge; or,

4.	In conjunction with any report to which persons are entitled by reason or provisions of an investment management agreement or other similar document governing the operation of HCM.

Affirmative Action Policy:

HCM is committed to a policy of equal opportunity and to this end abides by all applicable federal, state, and local laws pertaining to non-discrimination and fair employment practices.

Accordingly, HCM, hires, trains, promotes and educates individuals without regard to race, color, religion, national or ethnic origin, age, disability, veteran status, sex, marital status, sexual orientation, gender identity or gender expression. HCM administers all personnel actions such as compensation, benefits, transfers, layoffs, return from layoffs, education, tuition assistance, and social and recreational programs without regard to race, color, religion, national or ethnic origin, age, disability, veteran status, sex, marital status, sexual orientation, gender identity or gender expression.

It is the policy of Hahn Capital Management, LLC to undertake affirmative action with the primary objective to treat all appointments and promotions in a manner free from discrimination. HCM is committed to a program of affirmative action with regard to members of certain groups as specified by the U.S. Department of Labor. HCM recruits, employs, and promotes qualified members of minority groups, women, handicapped individuals, special disabled veterans, and veterans.

The Managing Members of HCM are responsible for the implementation of all equal opportunity policies, and all affirmative action laws, regulations, and company guidelines.

Created on 10/31/05

Updated on 02/10/2016